Exhibit B
Digital Goals, Inc. Video Transcript

DISCLAIMER: Issuers of securities intended for distribution in the United States are regulated by the SEC, whether or not the securities are qualified, registered, exempted from registration or otherwise. Administrators of digital currency intended for distribution in the United States are regulated by the United States Treasury, whether or not the digital currency administered is registered with FinCEN. Neither the United States Securities and Exchange Commission (SEC) or the United States Treasury has "approved" any security or digital currency unit issued by Digital Goals, Inc. or its partner XBR, LLC.; further, neither Digital Goals, Inc. or XBR, LLC have filed for registration of any securities with the SEC or any other regulatory body as of the creation date of this video. Nothing in this video shall be construed as an offering of securities. All trademarks contained herein are property of their respective owners. Digital Goals, Inc. is not affiliated with Walmart, The World Bank, Microsoft, Ethereum, Google, or the country of Australia.

In late 2018, Walmart mandated a portion of their suppliers to utilize blockchain for quality control of their products.

Shortly before Walmart's announcement, the country of Australia announced that a federal agency would develop the Australian National Blockchain that would allow businesses to carry out transactions based on smart legal contracts.

Even The World Bank has come aboard the blockchain train, issuing the first blockchain bond using Ethereum and Microsoft technologies.

Blockchain is here to stay. Digital Goals is committed to becoming the best enterprise blockchain partner in the world.

As an IBM Partner organization, Digital Goals can bring to bear the technologies and services of a Fortune 100 corporation, while still providing an intimate level of customer care.

Digital Goals was founded in 2002 as a family business in the horticulture industry and grew into a digital business, but we never lost that hands-on-work-ethic or small-town-feel, even when dealing with global challenges.

Beyond blockchain, we are partnered with a Google Premier Partner to expand our digital agency reach, and to provide our clients with a more comprehensive digital services portfolio. One project that we have developed that we are especially proud of is the bitcoinR network and its digital currency XBR, which is essentially the government regulated version of Bitcoin. Right now is just the beginning of the massive blockchain tidal wave that will wash progress over the planet.

Digital Goals. Digital Success